



12/16/2025

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010, 100 F Street NE
Washington DC, 20549
United Sates of America

Dear Sirs:

Standard Chartered Bank Notice of Intent to Rely on UK Substituted Compliance Order (Amended December 16, 2025)

Pursuant to paragraph (a)(16) of the Order Granting Conditional Substituted Compliance in Connection with Certain Requirements Applicable to Non-U.S. Security-Based Swap Dealers and Major Security-Based Swap Participants Subject to Regulation in the United Kingdom (the "Order"),[1] Standard Chartered Bank ("SCB") hereby provides notice to the Securities and Exchange Commission ("Commission") of its intent to rely on the Order.

SCB is a "Covered Entity" as that term is defined in paragraph (g)(1) of the Order. SCB is a regulated in the UK by the Financial Services Authority. SCB intends to rely on substituted compliance with respect to certain requirements of the Securities Exchange Act of 1934 (the "Exchange Act") for which the Commission has provided substituted compliance determinations. The chart below lists each relevant paragraph of the Order in Column A, whether SCB intends to rely on the substituted compliance determination in that paragraph in Column B, and, where relevant, the class of security-based swap ("SBS") transactions (for transaction-level requirements) or SBS business (for entity-level requirements), for which SCB intends to apply substituted compliance.

If at any time SCB intends to modify its reliance on substituted compliance, SCB will promptly provide an updated notice in writing to the SEC. For further information about this notice, please contact Bryan Palumbo at bryan.palumbo@sc.com or Yousef Aitmoussa at Yousef.Aitmoussa@sc.com.

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[1] See 86 Fed. Reg. 43,318 (Aug. 6, 2021).

COLUMN A: Relevant Paragraph of the Order	COLUMN B: SCB reliance on the Order	COLUMN C: Scope of the business for which SCB will rely on the Order
Paragraph (b)(1): Internal risk management provisions	No	
Paragraph (b)(2): Trade acknowledgement and verification	Yes	All SBS Business
Paragraph (b)(3): Portfolio reconciliation and dispute reporting	Yes	All SBS Business
Paragraph (b)(4): Portfolio compression	Yes	All SBS Business
Paragraph (b)(5): Trading relationship documentation	Yes	All SBS Business
Paragraph (c)(1): Capital	N/A	
Paragraph (c)(2): Margin	N/A	
Paragraph (d)(1): Internal supervision	No	
Paragraph (d)(2): Chief Compliance Officers	No	
Paragraph (e)(1): Disclosure of material risks and characteristics	No	
Paragraph (e)(2): Disclosure of material incentives or conflicts of interest	No	
Paragraph (e)(3): Know your counterparty	No	
Paragraph (e)(4): Suitability	No	
Paragraph (e)(5): Fair and balanced communications	Yes	SBS transactions entered into, or offered to be entered into, by or on behalf of SCB as part of its "U.S. business" as defined in 17 C.F.R. § 240.3a71-3(a)(8)
Paragraph (e)(6): Daily mark disclosure	No	
Paragraph (f)(1)(i)(A): Recordmaking (18a-5(b)(1))	No	

Paragraph (f)(1)(i)(C): Recordmaking (18a-5(b)(2))	No	
Paragraph (f)(1)(i)(D): Recordmaking (18a-5(b)(3))	No	
Paragraph (f)(1)(i)(F): Recordmaking (18a-5(b)(5))	No	
Paragraph (f)(1)(i)(G): Recordmaking (18a-5(b)(6) and (b)(11))	No	
Paragraph (f)(1)(i)(H): Recordmaking (18a-5(b)(7))	No	
Paragraph (f)(1)(i)(K): Recordmaking (18a-5(b)(8))	No	
Paragraph (f)(1)(i)(M): Recordmaking (18a-5(b)(13))	No	
Paragraph (f)(1)(i)(N): Recordmaking (18a-5(b)(14)(i) and (ii))	No	
Paragraph (f)(1)(i)(O): Recordmaking (18a-5(b)(14)(iii))	No	
Paragraph (f)(2)(i)(A): Recordkeeping (18a-6(a)(2))	No	
Paragraph (f)(2)(i)(B): Recordkeeping (18a-6(b)(2)(i))	No	
Paragraph (f)(2)(i)(D): Recordkeeping (18a-6(b)(2)(ii))	No	
Paragraph (f)(2)(i)(F): Recordkeeping (18a-6(b)(2)(iii))	No	
Paragraph (f)(2)(i)(G): Recordkeeping (18a-6(b)(2)(iv))	No	
Paragraph (f)(2)(i)(K): Recordkeeping (18a-6(b)(2)(vii))	No	
Paragraph (f)(2)(i)(L): Recordkeeping (18a-6(c))	No	
Paragraph (f)(2)(i)(M): Recordkeeping (18a-6(d)(1))	No	
Paragraph (f)(2)(i)(N): Recordkeeping (18a-6(d)(2))	No	
Paragraph (f)(2)(i)(O):	No	

Recordkeeping (18a-6(d)(3))		
Paragraph (f)(2)(i)(P): Recordkeeping (18a-6(d)(4) and (d)(5))	No	
Paragraph (f)(2)(i)(Q): Recordkeeping (18a-6(e))	No	
Paragraph (f)(2)(i)(R): Recordkeeping (18a-6(f))	No	
Paragraph (f)(3)(i): File Reports (18a-7(a)(1) or (a)(2) and 18a-7(j))	Yes	All SBS Business
Paragraph (f)(3)(ii): File Reports (18a-7(a)(3) and 18a-7(j))	N/A	
Paragraph (f)(3)(iii): File Reports (18a-7(b))	N/A	
Paragraph (f)(3)(iv): File Reports (18a-7(c),(d),(e),(f),(g), and (h))	N/A	
Paragraph (f)(3)(v): File Reports (18a-7(i))	N/A	
Paragraph (f)(4)(i)(A): Provide Notification (18a-8(a)(1)(i), (a)(1)(ii), (b)(1), (b)(2), and (b)(4))	N/A	
Paragraph (f)(4)(i)(B): Provide Notification (18a-8(c))	No	
Paragraph (f)(4)(i)(C): Provide Notification (18a-8(d))	No	
Paragraph (f)(4)(i)(D): Provide Notification (18a-8(e))	N/A	
Paragraph (f)(5): Securities Counts	N/A	
Paragraph (f)(6): Daily Trading Records	No	